SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 16, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

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Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: Press release dated September 13, 2004 re. France Telecom to accelerate rollout of very-high-speed access

www.francetelecom.com

Press release

“Broadband For Everyone” Plan Enters Phase 3

France Telecom to accelerate rollout of very-high-speed access for business and industrial parks

Amiens, September 13, 2004—“France Telecom is proactively committed to supporting the competitiveness of businesses in regions across France by accelerating the buildout of fiberoptic links in business and industrial parks. Our goal is to make very-high-speed Internet service available to all businesses,” said Thierry Breton, France Telecom Chairman and Chief Executive Officer. Mr. Breton announced Phase 3 of the “Broadband for Everyone” plan at a press conference at the offices of Servia Informatique, a computer services firm headquartered in the Jules Verne industrial park near Amiens (Picardy region).

Thierry Breton also told officials and business leaders from the Picardy region that France Telecom shared their belief that broadband access for businesses is a fundamental driver for economic growth and a key to sharpening competitiveness. He emphasized that the superior performance of telecommunications infrastructures has clearly proven one of the factors that makes France and its regions attractive to businesses and investors.

Supporting the competitiveness of French regions by making very-high-speed Internet access available in business and industrial parks

France Telecom’s major initiative involves some 2,000 business and industrial parks, home to 120,000 large enterprises and smaller businesses. All these companies will benefit from more attractive rates, and swift introduction of a broad array of very-high-speed services as their needs evolve.

An accelerated buildout plan calls for prewiring of these business zones with fiberoptic links. This will give businesses located in the zones access in the very near term to capacity of up to 100 megabits per second and even 1 gigabit per second for companies located in France’s 20 largest cities.

The deployment plan for business and industrial parks will be optimized to address the priorities of local enterprises following discussions with all local stakeholders (including chambers of commerce and industry and different regional and municipal government authorities).

France Telecom to invest an additional 250 million euros over three years

France Telecom, which already boasts the most extensive fiberoptic network in France—over two million kilometers of fiberoptic lines—will build an additional 300,000 kilometers of fiberoptic infrastructure. Work will focus on 2,000 business and industrial parks, home to roughly 120,000 companies, and will include the installation of 1,500 very-high-speed fiberoptic connection nodes located within the zones.

In addition, Giga Ethernet loops will be deployed in and around 20 major French cities, allowing services in excess of 1 Gbps. These infrastructures are already available to businesses in the Lille and Paris greater urban areas.

The main benefit of the investment plan, totaling 250 million euros over three years (2005-2007), will be lower fiberoptic connection costs for all companies in the coverage areas. Equally important, more enterprises will have access to high-speed and very-high-speed DSL service, encouraging the spread of new access technologies (Symmetric SDSL up to 8 Mbps and ADSL2+, providing 16 Mbps in 2005).

The investment program will let France Telecom propose an extended range of access speeds and services for business customers:

•	A complete portfolio of solutions, including Internet access IP VPN and network interconnection;

•	Progressive increases to very-high-speed service: from symmetric 2 Mbps up to 1 Gbps;

•	“Business Class” quality of service: with symmetric DSL services, a choice of SDSL over copper or fiberoptics, high-level security and supervision agreements, guaranteed capacity and customer support;

•	Significantly lower rates starting in 2005.

France leads Europe in broadband access

In 2003, France experienced the most robust growth in ADSL service of any European country, with over 1.7 million new broadband lines. Growth has surged even further in 2004, with nearly 1.6 million new broadband lines to date. Broadband Internet service has been brought to nearly 5,600 additional towns and cities since January 2004. Over 21,600 communities now enjoy partial or complete ADSL coverage, meaning that 90 percent of the French population will have access to broadband Internet by the end of 2004. This growth in the installed base puts France at the top of the list of European countries in terms of customers connected to ADSL service.

The “Broadband For Everyone” program initiated in June 2003 entered a new phase in January 2004 when France Telecom took the initiative to accelerate broadband deployment across the country. The “Innovative Departments” charter established broadband buildout partnerships with the great majority of the country’s administrative departments. Some 70 agreements have been signed, enabling France Telecom to achieve its goal of making broadband available to 90 percent of the population by the end of 2004, making France the European leader. This coverage will be increased to 96 percent by the end of 2005.

By the end of this year, France Telecom services will make the maximum speeds available on all ADSL lines in France. This capability will be available to both France Telecom customers and competitors who use the France Telecom infrastructure, throughout the country.

As of 2005, the ADSL 2+ service will be deployed on the entire France Telecom network, boosting speeds up to 16 Mbps and even higher under optimal configurations. In short, the “digital divide” is fast disappearing in France.

Initiatives to accelerate and extend very-high-speed Internet service for businesses represent an additional investment of 250 million for France Telecom in the 2005-2007 period. This makes for a total of nearly one billion euros in additional investments in broadband service, and over 3 billion euros in total investments by France Telecom in network infrastructure in France.

Press Contacts :	+33 (0)1 44 44 93 93
Nilou DU CASTEL	nilou.ducastel@francetelecom.com
Patrick THIELEMANS	patrick.thielemans@francetelecom.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: September 16, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information